November 1, 2010	Trading Symbol: TSX – HNC

New Preliminary Metallurgical Test Results for Turnagain Project

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) today announced that it has completed new preliminary metallurgical tests on a new composite sample (Sample 10-265) collected from the recently drilled Hole 10-265 in the Horsetrail Zone of the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. The Company is conducting further metallurgical tests to evaluate the potential of improving the Turnagain nickel concentrate grade.

Four flotation tests were carried out on bulk composite Sample 10-265 with initial cleaner tests producing nickel concentrates greater than 25% Ni. This represents much better than historical upgrading of the rougher concentrates. The expected concentrate grade at various recovery points for this sample is generalized below:

Head Assay of Sample	10-265	0.33%Ni

Concentrate Grade	12% Ni	@ 60% Ni Recovery
	>25% Ni	@ 50% Ni Recovery

After two stages of cleaning, the Fe:MgO ratio was >8, exceeding the general industry requirement of greater than 4.5 for a smelting process.

“These test results are very preliminary in nature, but provide early encouragement which indicate a portion of the Turnagain deposit is amenable to the creation of a readily marketable concentrate while maintaining nickel recoveries in excess of 50%.” said Mark Jarvis, President of Hard Creek Nickel. “We are being cautious at this point as we do not know exactly how extensive this material is within the deposit. However, these results are an improvement over previous test work on similar samples, which resulted in a 4% concentrate grade with 55.3% Ni recoveries. Work remains to test the new processing regime on other lithological domains within the deposit.”

Hard Creek drilled two “HQ” size diamond drill core holes (Holes 10-265 and 10-266) within the Turnagain deposit in September, 2010. These holes were drilled to parallel (twin) the existing Hole 08-264 with their collar locations within one metre of the existing drill hole. The original drill hole 08-264 was drilled in 2008 in a northly direction at -5° (see http://www.hardcreeknickel.com/i/misc/2010_11_01_news_map.jpg). It was designed to provide information on a portion of the deposit which may be processed early in the life of the proposed Turnagain mine (as presented in the 2010 Wardrop Preliminary Assessment), and to identify bulk sample material for a future test piloting program.

Sample 10-265 was created by compositing approximately 162m (depth 18 to 180m EOH) of Hole 10-265 into one large 1525 kilogram bulk composite. The second hole, Hole 10-266 was drilled to provide additional bulk sample if needed for future testwork during the winter months. It was left as whole core, boxed and shipped to the Company warehouse near Chilliwack, B.C.

Bulk sample preparation and laboratory testing of the 10-265 composite sample was performed at SGS Vancouver, B.C. under the supervision of Jake Lang, B.E.Sc. of SGS Canada and under the direction of Chris Martin of Blue Coast Metallurgy Ltd, John Hoffert, P.Eng. and metallurgist Mike Ounpuu.

This press release contains “forward looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Chris Martin, C.Eng, and Neil Froc, P. Eng, Qualified Persons consistent with NI 43-101.

"Mark Jarvis"

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com

LEGEND
10-265 and 10-266
pre-2010 drill collar
drill road
10 year starter pit
ultimate pit
Turnagain ultramafic
507,000 mE
507,500 mE
508,000 mE
508,500 mE
509,000 mE
509,500 mE
510,000 mE
6,482,000 mN
6,481,500 mN
6,481,000 mN
6,480,500 mN
6,480,000 mN
AIRSTRIP
HARD CREEK NICKEL CORP.
Date: 1/11/2010
Author: GPR
Office:
Drawing:
Scale: 1:12000
Projection: UTM Zone 9 (NAD 83)
Turnagain Project
2010 Drill Plan
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125
250
500
metres